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                                                                    Exhibit 99.1

Contact:  Andrew L. Fine
          Investor Relations
          (212) 953-1373

                                                           FOR IMMEDIATE RELEASE

     NOVEL DENIM HOLDINGS LIMITED COMPLETES GOING PRIVATE TRANSACTION; FILES
                                  SEC FORM 15

HONG KONG, February 28, 2005 -- Novel Denim Holdings Limited (Nasdaq SmallCap:
NVLD) announced today that it has completed its previously announced going private transaction and has filed a Form 15 with the Securities and Exchange Commission to deregister its ordinary shares and to cease filings as a reporting company under the Securities Exchange Act of 1934, effective February 28, 2005. The Company has also requested that the NASDAQ SmallCap Market delists its ordinary shares effective at the close of business on February 28, 2005. The Company expects the deregistration to be effective within 90 days after the filing of the Form 15. The Company's obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, are suspended immediately as of the filing date of the Form 15 and will cease as of the effective date of the Form 15.

ABOUT NOVEL DENIM

Novel Denim is a supplier of a broad range of printed and dyed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are located in South Africa and China.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not to, the overall level of consumer spending on apparel, the financial strength of the retail industry limited generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties, import/export laws and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2004. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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